ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

August 16, 2023	Andrew Wilkins T +1 617-235-4144 andrew.wilkins@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Rebecca Marquigny

Re:	Registration Statement of JOHCM Funds Trust (File No. 333-273247) on Form N-14 filed on July 14, 2023

Dear Ms. Marquigny:

I am writing on behalf of JOHCM Funds Trust (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission,” or the “SEC”) on the registration statement of the Trust on Form N-14 filed on July 14, 2023 (the “Registration Statement”). The Registration Statement relates to the proposed reorganizations (each a “Reorganization”, and together, the “Reorganizations”) of the Trillium ESG Global Equity Fund (the “Target Global Equity Fund”) and the Trillium ESG Small/Mid Cap Fund (the “Target SMID Fund”, and together with the Target Global Equity Fund, the “Target Funds”), each a series of Professionally Managed Portfolios, with and into their respective acquiring funds, the Trillium ESG Global Equity Fund (the “Acquiring Global Equity Fund”) and the Trillium ESG Small/Mid Cap Fund (the “Acquiring SMID Fund”, and together with the Acquiring Global Equity Fund, the “Acquiring Funds”), each a series of the Trust.

On August 8, 2023, the Staff provided comments regarding the Registration Statement by telephone to Andrew Wilkins and Kelsey Barrett of Ropes & Gray LLP, counsel to the Trust. The Staff’s Accounting division provided additional comments on August 10, 2023. For convenience of reference, each comment provided by the Staff is included before the Trust’s corresponding response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement. These responses will be reflected, to the extent applicable, in final definitive materials filed as of the date hereof with the SEC on EDGAR under Securities Act of 1933 Rule 497. Existing disclosures below that have been revised are reflected, as applicable, with the new text underlined in blue and the deleted text shown in red strikethrough.

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I.	SHAREHOLDER LETTER COMMENTS

1.  Comment: Please consider describing what additional procedures or limitations may be imposed on Meeting attendees and the latest time and date by which the location or format of the Meeting may be changed. If no additional procedures or limitations are expected to be imposed, please consider deleting this disclosure.

Response: The Trust will amend the shareholder letter, as well as all other instances of similar disclosure in the Proxy Statement/Prospectus, to remove references (a) to additional procedures or limitations that may be imposed on Meeting attendees and (b) to holding the Meeting in a different location or format.

2.  Comment: Please consider clarifying whether shareholders can expect to experience lower expense ratios from economies of scale achieved through the Reorganizations beyond the duration of the contractual expense waivers.

Response: Currently, the Acquiring Funds expect that shareholders will experience lower expense ratios at the time of the closing of the Reorganizations and through the duration of the contractual expense waivers. The pro forma total annual fund operating expenses of the Acquiring Funds are lower than those of the Target Funds for the twelve-month period ended June 30, 2022, as disclosed in the Proxy Statement/Prospectus, both before and after taking into account the applicable contractual expense waivers. While the Acquiring Funds believe that the Acquiring Funds will continue to have lower expense ratios than their respective Target Funds beyond the expiration of the Acquiring Funds’ contractual expense ratios on January 28, 2025, including such a statement in the Proxy Statement/Prospectus would be promissory because the Acquiring Funds cannot predict market outlook or net inflows for the future beyond the expiration of the contractual expense waivers and therefore the Trust respectfully declines to make the requested change at this time.

3.  Comment: The Trust states that: “The PMP Board has agreed, subject to approval by the shareholders of the Trillium Funds, to reorganize the Trillium Funds into the Acquiring Funds…” Please consider stating whether the PMP Board approved the Reorganizations unanimously.

Response: The Trust will amend the shareholder letter and other disclosures in the Registration Statement to affirmatively state that the PMP Board unanimously approved the Reorganizations.

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4.  Comment: We note that in various places throughout the Registration Statement the Trust uses references such as “nearly identically”, “similar” and “substantially similar” to describe the differences and similarities between the Target Funds and Acquiring Funds. Please consider using consistent terminology.

Response: The Trust has reviewed the uses of these terms throughout the Registration Statement and has made updates where it believes appropropriate to help ensure consistent and accurate usage of these terms.

5.  Comment: The Trust states that upon the closing date of the Reorganizations, a shareholder’s Target Fund shares will be exchanged for shares of the corresponding Acquiring Fund equal in value to the net asset value of the shareholder’s Target Fund shares immediately prior to the Reorganization. Please consider revising the disclosure to describe how the Trust will deal with fractional shares.

Response: Consistent with disclosure elsewhere in the Registration Statement, the Trust will revise the statement to disclose that Target Fund shares will be exchanged for full and fractional shares of the corresponding Acquiring Fund.

6.  Comment: Please consider disclosing the closing date in the shareholder letter.

Response: The Trust will amend the shareholder letter to disclose the anticipated closing date.

7.  Comment: Please consider adding disclosure clarifying that following the Reorganizations, the Trillium Funds will be terminated and dissolved, and will cease to exist.

Response: The shareholder letter currently contains the following disclosure: “Following the Reorganizations, the Trillium Funds will be dissolved, and you will no longer be a shareholder of the Trillium Fund.” The Trust believes that this current disclosure sufficiently addresses the Staff’s comment and therefore respectfully declines to include additional disclosure in response to this Comment.

8.  Comment: The Staff notes that the shareholder letter currently contains the following statement: “Instead, you will be a shareholder in the newly created Acquiring Fund within JFT that acquired the Trillium Fund’s assets.” Please revise to add the word “corresponding” before “Acquiring Fund” for clarity.

Response: The Trust will amend the shareholder letter and other disclosure in the Registration Statement to add the word “corresponding” before “Acquiring Fund” where appropriate.

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9.  Comment: The Staff notes that the shareholder letter contains the following disclosure: “Importantly, approval of the Reorganizations will not result in any increase in shareholder fees or expenses, nor any changes to the portfolio management team.” Please consider disclosing whether there is a point at which the expense wavier expires and the Acquiring Funds’ fees would increase relative to the Target Funds’ fees.

Response: The Trust respectfully directs the Staff to the Trust’s response to Comment 2 relating to a similar comment. Because the Trust believes that the Acquiring Funds’ expenses will not increase relative to their respective Target Funds following the expiration of the current contractual expense waivers on January 28, 2025 and that the Acquiring Funds’ shareholder fees and expenses are adequately disclosed in the Proxy Statement/Prospectus, the Trust respectfully declines to include additional disclosure in response to this Comment.

10.  Comment: The Staff notes that disclosure currently states that shareholder approval of the Reorganization of one Target Fund is not contingent upon the approval of the Reorganization of the other Target Fund. Supplementally, please explain whether the purported benefits of the transactions are dependent on approval of both Reorganizations.

Response: The Trust, JOHCM (USA) Inc (“JOHCM USA”) and Trillium Asset Management, LLC (“Trillium”), the investment adviser and subadviser, respectively, to the Acquiring Funds, do not believe that the benefits to Target Fund shareholders resulting from the Reorganizations are dependent on the approval of both Reorganizations and believe therefore that shareholders of either Target Fund will benefit from the approval of the Reorganization for such Target Fund even if the Reorganization for the other Target Fund is not approved.

11.  Comment: If the PMP Board has any present intention to reorganize the Target Funds into different acquiring funds in the event that the Reorganizations are not approved, please add disclosure in this regard.

Response: The Trust is not aware that the PMP Board has any such intentions and therefore does not believe any disclosure revisions are warranted in response to this Comment.

12.  Comment: Please amend the shareholder letter to include the date by which shareholder votes must be received for the vote to be valid. Additionally, please include an explanation of the revocation procedures.

Response: In response to the Staff’s comment, the Trust will amend the shareholder letter to include the following disclosure. Similar revisions will be made elsewhere in the Proxy Statement/Prospectus where appropriate.

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In order to record your vote on time, the Proxy Solicitor, AST Fund Solutions, Inc., requests that shareholders holding Trillium Fund shares through financial advisers and intermediaries return their vote at least one day before the Meeting. Shareholders holding Trillium Fund shares directly with the Funds can vote online or by phone up to the time of the Meeting. Please see the enclosed Proxy Statement/Prospectus for more information about how to vote your shares.

13.  Comment: Please identify the contact person for (886) 751-6311 phone number in the shareholder letter and provide operating hours.

Response: The Trust will revise the shareholder letter to include the requested information as follows:

If you have any questions about how to vote your proxy or about the Meeting in general, please call AST Fund Solutions, Inc. toll-free at ~~(886)~~(866) 751-6311, Monday through Friday 9 a.m. to 10 p.m. Eastern time. Thank you for your participation in this important initiative.

II.	PROXY CARD MATERIALS

14.  Comment: In the section beginning with “A Proxy Card covering your Trillium Funds is enclosed along with the Proxy Statement/Prospectus”, please revise the instructions for signing proxy cards to include additional information regarding revoking a previously assigned proxy. Please also clarify what is considered “a reasonable amount of time” in the context of submitting a proxy card so that a shareholder will not receive a call from the proxy solicitor.

Response: The Trust notes that proxy revocation procedures are described sufficiently elsewhere in the Proxy Statement/Prospectus and that the determination of what constitutes “a reasonable amount of time” is in the discretion of AST Fund Solutions, Inc. as proxy solicitor. The Trust will revise this disclosure to clarify that “a reasonable amount of time” is at the discretion of the proxy solicitor.

15.  Comment: In the section beginning “INSTRUCTIONS FOR SIGNING PROXY CARDS”, please clarify that the shareholder will not be charged for validating an unsigned proxy card that they submit.

Response: The Trust will revise the proxy voting instructions as follows:

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The following general guidelines for signing Proxy Cards may be of assistance to you and will help avoid the time and solicitation expense involved in validating your vote if you fail to sign your Proxy Card properly.

III.	NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

16.  Comment: Please revise the following sentence to include the full names of the Target Funds instead of “the above referenced series”: “To the shareholders of the above referenced series (the “Target Funds”) of Professionally Managed Portfolios (“PMP” or the “Target Trust”),”

Response: The Trust will revies the notice as follows:

To the shareholders of Trillium ESG Global Equity Fund and Trillium ESG Small/Mid Cap Fund ~~the above referenced series~~ (the “Target Funds”) of Professionally Managed Portfolios (“PMP” or the “Target Trust”),

17.  Comment: Please confirm supplementally that the hyperlink disclosing updates to shareholders about the Meeting location will be functional when the notice is sent to shareholders.

Response: The Trust will confirm that the link is functional when the notice is sent to shareholders.

III.	PROXY STATEMENT/PROSPECTUS

18.  Comment: The Staff notes that the “What will happen if Reorganizations are approved?” section of the Proxy Statement/Prospectus discusses a change in benchmark for the Acquiring SMID Fund. Please either state that the difference between the Target SMID Fund’s benchmark and the Acquiring SMID Fund’s benchmark is not material or describe the impact of the change.

Response: In response to the Staff’s comment, the Trust will revise the disclosure in this section, and similar disclosure elsewhere in the Registration Statement, as follows:

For example, the Acquiring SMID Fund’s 80% policy remains unchanged, although the Acquiring SMID Fund will define small- and mid-cap companies to be those included in the Russell 2500® Index, its benchmark index, rather than in the S&P 1000® Index, the benchmark index for the Target SMID Fund (as of May 31, 2023, the top end of capitalization of companies in the Russell 2500® Index was $25.5

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billion, whereas the top end was $17.1 billion for those in the S&P® 1000 Index). While the investment universe of the Russell 2500® Index is broader than that of the S&P 1000® Index, the difference in benchmark will not result in any material differences in how the Target SMID Fund and Acquiring SMID Fund are managed by Trillium. The benchmark for the Acquiring SMID Fund was changed to the Russell 2500® Index because JOHCM USA and Trillium of the Acquiring SMID Fund believe that the Russell 2500® Index reflects the Acquiring SMID Fund’s investment portfolio of small- and mid-sized companies and is more widely used in the marketplace, as well as more familiar to investors, than the S&P 1000® Index.

19.  Comment: The Staff notes that the “What will happen if Reorganizations are approved?” section of the Proxy Statement/Prospectus states that “Voting your shares immediately will prevent the need to call you and solicit your vote.” Please restate the sentence to clarify that by voting their shares immediately, shareholders will only prevent the need to be called and solicited to vote their shares with respect to this current Reorganization and not any future meetings or adjournments.

Response: The Trust will amend the disclosure to include the requested change as follows:

Voting your shares immediately will prevent the need to call you and solicit your vote with respect to the Meeting scheduled for October 5, 2023 where shareholders will be asked to approve this Reorganization, currently scheduled to close on October 30, 2023.

20.  Comment: The Staff notes that the “What are the anticipated benefits of the Reorganizations?” section of the Proxy Statement/Prospectus discloses that each of the PMP Board and JOHCM Board considered all of the factors presented in the bulleted list that follows in approving the Reorganizations. Please add relevant information about how each Board evaluated and analyzed each bulleted item and came to the conclusion that the Reorganizations are in the best interests of the Target Funds’ shareholders.

Response: The Trust believes that the disclosure accurately describes the factors each Board considered in approving the Reorganizations. In response to the Staff’s comment, the Trust will amend the disclosure to add that each Board considered all the listed factors to be relevant factors in approving the Reorganizations.

21.  Comment: The Staff notes that the “What are the anticipated benefits of the Reorganizations?” section of the Proxy Statement/Prospectus states that one of the factors that the PMP Board considered in approving the Reorganization is that Trillium, the adviser of the Target Funds, will be the sub-adviser of the Acquiring Funds. Please consider disclosing whether Trillium’s policies and procedures for managing the Acquiring Funds as subadviser will be the same or substantially similar to Trillium’s policies for managing the Target Funds as adviser.

August 16, 2023

Response: The Trust confirms that Trillium’s investment and compliance policies for managing the Acquiring Funds as subadviser will be substantially similar to those used for managing the Target Funds as adviser. The Trust will add brief disclosure to that effect as follows:

That Trillium, the adviser of the Target Funds, will be the sub-adviser of the Acquiring Funds and the expected continuation of day-to-day portfolio management from all of the Target Funds’ current portfolio managers and that Trillium’s investment process and compliance policies for managing the Acquiring Funds as subadviser will be substantially similar to those used by Trillium in managing the Target Funds as adviser;

22.  Comment: The Staff notes that the “What are the anticipated benefits of the Reorganizations?” section of the Proxy Statement/Prospectus states that “Target Funds Shareholders can expect to experience lower operating expenses, both before and after JOHCM USA’s agreement to contractually waive certain fees and reimburse certain expenses for the Institutional Class and Investor Class shares of the Acquiring Global Equity Fund and the Institutional Class shares of the Acquiring SMID Fund through January 28, 2025 in order to reduce operating expenses at a level at or below the operating expenses of the Target Funds[.]” If operating expenses of the Acquiring Funds will be higher than those of the Target Funds after the waiver expires, please state this fact.

Response: The Trust respectfully directs the Staff to the Trust’s response to Comments 2 and 9 relating to a similar comment. Because the Trust believes that the Acquiring Fund’s expenses relative to their respective Target Funds will not increase following the expiration of the current contractual expense waivers on January 28, 2025 and that the Acquiring Funds’ shareholder fees and expenses are adequately disclosed in the Proxy Statement/Prospectus, the Trust respectfully declines to include additional disclosure in response to this Comment.

23.  Comment: The Staff notes that the “What are the anticipated benefits of the Reorganizations?” section of the Proxy Statement/Prospectus states that the PMP Board considered “[t]hat the proposed service providers for the Acquiring Funds were well established and capable of providing services to the Acquiring Fund[s] at a comparable level to that currently provided by the service providers to the Target Funds[.]” Please include additional information regarding how the PMP Board compared the services and quality of the Acquiring Funds’ providers against the Target Funds’ providers.

August 16, 2023

Response: The Trust notes supplementally that, consistent with disclosure included in the Proxy Statement/Prospectus, the service providers of the Acquiring Funds and the Target Funds are well-established, reputable institutions, capable of providing services to the Funds. Additionally, the PMP Board and the JOHCM Board both review their respective arrangements with existing and potential service providers on an ongoing basis in connection with their fiduciary oversight responsibilities for their respective funds. The Trust therefore respectfully submits that no further changes to the disclosure are warranted at this time.

24.  Comment: The Staff notes that the “What are the anticipated benefits of the Reorganizations?” section of the Proxy Statement/Prospectus states that the PMP Board considered “[t]hat JOHCM USA, and not the Target Funds or Acquiring Funds, would pay all costs associated with the Reorganizations, other than certain costs specified in the Plan…which are not expected to be incurred[.]” Please indicate why excluded costs are not expected to be incurred.

Response: In response to the Staff’s comment, the Trust will revise the disclosure as follows:

That JOHCM USA, and not the Target Funds or Acquiring Funds, would pay all costs associated with the Reorganizations, other than certain costs specified in the Plan (attached hereto as Appendix A) ~~which are not expected to be incurred~~ which are expected to be zero or otherwise de minimis; and

The Trust will make similar revisions to this disclosure elsewhere in the Proxy Statement/Prospectus. The Trust notes that additional disclosure regarding these costs is included under the “Who will bear the expenses associated with the Reorganization” section of the Proxy Statement/Prospectus and therefore respectfully declines to make any additional revisions in response to this comment.

25.  Comment: The Staff notes that in the “What are the anticipated benefits of the Reorganizations?” section of the Proxy Statement/Prospectus, the list of factors considered by the JOHCM Board appears to be a repeat of the factors considered by the PMP Board. If this is the case, please consider including a statement to that effect at the beginning of the section.

Response: In response to this Comment and Comment 20, the Trust will revise the disclosure as follows:

~~In approving the Reorganizations, the~~ The PMP Board considered~~, among other factors~~ each of the following factors, among others, to be relevant factors in approving the Reorganizations. These factors are the same as the factors considered by the JOHCM Board in approving the Reorganizations.

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The Trust will make similar revisions to the disclosure regarding the factors considered by the JOHCM Board in approving the Reorganizations.

26.  Comment: The Staff notes that the “Who will bear the costs associated with the proposed Reorganizations?” section of the Proxy Statement/Prospectus states that JOHCM USA will pay the costs related to the Reorganizations. If these costs can be recouped under the Acquiring Funds’ contractual expense waivers, please explain this to shareholders.

Response: The Trust notes that expenses of the Reorganization will be borne directly by JOHCM USA -- not by the Acquiring Funds in the first instance -- and therefore will not be subject to the Acquiring Funds’ existing contractual expense waivers or the related recoupment arrangement. Accordingly, the Trust does not believe any additional disclosure is required in response to the Staff’s comment.

27.  Comment: Please clarify the disclosures on pages 6 and 51 of the Proxy Statement/Prospectus regarding whether shareholders will pay any redemption fee, sales charge or other fees if they redeem their shares prior to the closing of the Reorganizations.

Response: Consistent with the disclosure on page 6 of the Proxy Statement/Prospectus, the Trust will revise the disclosure on page 51 of the Proxy Statement/Prospectus as follows to make it clear that shareholders will not have to pay these redemption fees, sales charges or other fees if they redeem their Target Fund shares prior to the Reorganizations.

If you redeem your shares, you may recognize a taxable gain or loss based on the difference between your tax basis in the shares and the amount you receive for them. ~~In addition, if you redeem your shares prior to the Reorganizations and your shares are subject to a redemption fee or a deferred sales charge or fee, your redemption proceeds will be reduced by any applicable redemption fee, sales charge or fee.~~ You will not have to pay any front-end sales charges, CDSCs or redemption/exchange fees in connection with the Reorganizations.

28.  Comment: Please consider clarifying the Acquiring Funds’ expected use of securities lending and how it differs from the Target Funds’ use of securities lending.

Response: In response to this comment, the Trust will revise the disclosure to make a stronger statement that the Acquiring Funds will not engage in securities lending at the closing of the Reorganizations as follows:

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In addition, while the Target Global Equity Fund currently engages in, and the Target SMID Fund reserves the right to engage in, securities lending, the Acquiring Funds ~~do not expect to do so~~ will not establish any operational or conditional capability to engage in securities lending by the closing of the Reorganizations. JOHCM USA, Trillium and the Acquiring Funds will determine whether to engage in securities lending at a later time following the closing of the Reorganizations. JOHCM USA and Trillium do not believe that the inability of the Acquiring Funds to engage in securities lending at the closing of the Reorganizations will have a material adverse impact on the Acquiring Funds or their investment strategies or performance.

29.  Comment: The Staff notes that the “How do the Acquiring Funds differ from the Target Funds?” section of the Proxy Statement/Prospectus states that: “The share purchase, redemption, and exchange procedures of the Acquiring Funds are similar to those of the Target Funds, except for differences in the applicable class eligibility requirements and shareholder fees, and the Target Trust does not anticipate any changes in the availability of the Funds on existing distribution platforms as a result of the Reorganizations.” Please consider clarifying the differences in applicable class eligibility requirements.

Response: In response to the Staff’s comment, the Trust will make the following revision to the disclosure:

The share purchase, redemption, and exchange procedures of the Acquiring Funds are similar to those of the Target Funds, except for differences in the applicable class eligibility requirements (e.g., different investment minimums) and shareholder fees, and the Target Trust does not anticipate any changes in the availability of the Funds on existing distribution platforms as a result of the Reorganizations.

30.  Comment: The Staff notes that in the “On what proposals am I being asked to vote?” section of the Proxy Statement/Prospectus, the Trust defines the Target Funds’ liabilities, but not the value of the Target Funds’ shares, by reference to the Plan. Please consider revising for consistency.

Response: The Trust will revise the disclosure to reflect that the value of the Target Funds’ shares and the Acquiring Funds’ shares for purposes of the Reorganizations will be determined pursuant to the Plan.

31.  Comment: The Staff notes that the “On what proposals am I being asked to vote” section of the Proxy Statement/Prospectus states that the Plan provides for the termination of the Target Funds as soon as practicable after the Closing Date. Please include the anticipated closing date for continuity.

Response: The Trust will revise the disclosure as follows:

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(vii) the termination of the Target Funds as soon as practicable after the Closing Date, which is currently scheduled to take place upon the opening of business on October 30, 2023 ~~the termination of the Target Funds~~.

32.  Comment: The Staff notes that the “On what proposals am I being asked to vote” section of the Proxy Statement/Prospectus states that “[t]he Target Global Equity Fund’s Retail Class of shares is authorized to charge a maximum 12b-1 Fee of 0.25% and for the most recently completed fiscal year ended June 30, 2022 charged a 0.24% 12b-1 Fee. The 12b-1 Fee for the Acquiring Global Equity Fund Investor Class shares will also be a maximum of 0.25% and the Fund expects to pay this amount.” Please consider clarifying in the narrative disclosure that the shareholders of the Acquiring Global Equity Fund Investor Class might pay a higher 12b-1 Fee than the shareholders of the Target Global Equity Fund’s Retail Class paid.

Response: The Trust believes that the Proxy Statement/Prospectus accurately discloses the differences between the Acquiring Global Equity Fund Investor Class’s 12b-1 Fee and Target Global Equity Fund’s Retail Class’s 12b-1 Fee and notes that the Acquiring Global Equity Fund’s Investor Class shares discloses a 12b-1 fee of 0.25% in its fee table. For these reasons, the Trust respectfully declines to include additional disclosure in response to this Comment.

33.  Comment: Please ensure that all information incorporated by reference to the Proxy Statement/Prospectus will be hyperlinked where appropriate in accordance with Instruction G to Form N-14.

Response: The Trust confirms that all information incorporated by reference is appropriately hyperlinked in accordance with Instruction G to Form N-14.

34.  Comment: The Staff notes that the “Why are the Reorganizations being proposed?” section of the Proxy Statement/Prospectus states that “The proposed Reorganizations will also result in the Target Funds being overseen by a different board of trustees.” Please consider making this same statement earlier in the synopsis and stating whether this fact was a material factor considered by the PMP Board in its approval of the Reorganizations?

Response: Supplementally, the Trust notes that the fact that the Target Funds and Acquiring Funds are managed by different boards was not a material factor considered by the PMP Board in approving the Reorganizations given that the PMP Board and the JOHCM Boards are independent from each other with different membership. The Trust therefore respectfully declines to add disclosure in response to this Comment.

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35.  Comment: The Staff notes that the “Why are the Reorganizations being proposed?” section of the Proxy Statement/Prospectus states that: “The proposed Reorganizations have been carefully reviewed and approved by each of the PMP Board and the JOHCM Board.” Please consider stating whether the PMP Board and the JOHCM Board each approved the Reorganizations unanimously.

Response: The Trust will revise disclosure throughout the Proxy Statement/Prospectus to state that the PMP Board and JOHCM Board each approved the Reorganizations unanimously.

36.  Comment: Please consider revising and reorganizing disclosure that could be deemed to be repetitive and boilerplate where appropriate in the context of Instruction F to Form N-14.

Response: The Trust has reviewed the disclosure and acknowledges that while some disclosure is repeated in different sections of the materials included in the N-14, the Trust believes that the disclosure clearly and concisely explains the Reorganizations and the differences between the Acquiring Funds and the Target Funds in the context of Instruction F to Form N-14, while providing helpful clarity and explanations where appropriate. The Trust also believes that including additional detail in the beginning of the Proxy Statement/Prospectus, even though it is repeated later in the document, helps identify for shareholders early in the document important information that supports a more informed decision about the proposed Reorganizations. While the Trust believes revisions made in response to the Staff’s other comments in this letter are responsive to this Comment, the Trust respectfully declines to make additional revisions for the reasons stated.

37.  Comment: Please confirm that the Acquiring Funds and Target Funds anticipate providing a tax opinion letter from counsel in connection with the closing of the Reorganizations. If you anticipate any delays, please disclose supplementally.

Response: The Trust supplementally confirms that the Acquiring Funds and Target Funds will receive a tax opinion letter from Ropes & Gray LLP in connection with the closing of the Reorganizations.

38.  Comment: The Staff notes that the disclosure contained in the Proxy Statement/Prospectus only addresses the basis for the PMP Board’s and JOHCM Board’s support of the Reorganizations. Please consider additionally disclosing any “negative” factors that the Boards may have considered in approving the Reorganizations.

Response: The Trust believes that the current disclosure regarding the factors considered by the PMP Board and the JOHCM Board in approving the Reorganizations sufficiently describes those factors, including any potential “negative” factors. The Trust therefore respectfully declines to make the requested change.

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39.  Comment: The Staff notes that the “How will the number of Acquiring Funds Shares that I will receive be determined?” section of the Proxy Statement/Prospectus states that: “With respect to matters bearing on the valuation of the securities held by the Target Funds as of the date hereof, the Acquiring Trust’s valuation procedures are substantially similar to the valuation procedures of the Target Trust.” Please supplementally explain how the valuation procedures of the Acquiring Trust and the Target Trust vary.

Response: The Trust supplementally notes that Trillium, the Target Funds adviser, will be the sub-adviser of the Acquiring Funds and will continue to assist with valuation matters using the same procedures for the Acquiring Funds. JOCHM USA, the Acquiring Funds’ adviser, has reviewed the valuation practices of Trillium and the Acquiring Funds and is comfortable making this statement.

40.  Comment: Please clarify that JOHCM USA has “contractually” agreed to waive fees and expenses for each of the Acquiring Funds where appropriate.

Response: In response to the Staff’s comment, the Trust will revise the disclosure to include the term “contractual” when describing the Acquiring Funds’ contractual expense waivers in place until January 28, 2025.

41.  Comment: Supplementally disclose whether any amounts reimbursed or waived by Trillium as adviser to the Target Funds could be recouped by JOHCM USA as the adviser or by Trillium as the sub-adviser to the Acquiring Funds.

Response: The Trust confirms supplementally that any Target SMID Fund Institutional Class shares’ fees and/or expenses waived or reimbursed by Trillium as the adviser to the Target Funds pursuant to a contractual expense waiver in place for the Target SMID Fund which are eligible for recoupment will become eligible for recoupment by Trillium as subadviser to the Acquiring SMID Fund. The Trust will add disclosure to the Proxy Statement/Prospectus and the Acquiring SMID Fund’s prospectus filed under the Trust’s registration statement on Form N-1A disclosing this arrangement.

The following disclosure will be added to the Proxy Statement/Prospectus:

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Trillium has contractually agreed to reduce its fees and/or pay Fund expenses for the Target SMID Fund (excluding acquired fund fees and expenses, interest expense in connection with investment activities, taxes, extraordinary expenses, Rule 12b-1 fees, shareholder servicing fees and any other class-specific expenses) in order to limit Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 0.98% of the Target SMID Fund’s Institutional Class shares average daily net assets (the “Expense Cap”). The Expense Cap is indefinite but will remain in effect until at least October 31, 2023. The Expense Cap may be terminated at any time by the PMP Board upon 60 days’ notice to the Adviser, or by the Adviser with consent of the Board. The Adviser is permitted, with Board approval, to be reimbursed for fee reductions and/or expense payments made in the prior three years from the date the fees were waived and/or expenses were paid. This reimbursement may be requested if the aggregate amount actually paid by the Target SMID Fund toward operating expenses for such period (taking into account any reimbursement) does not exceed the lesser of the Expense Caps in place at the time of waiver or at the time of reimbursement.

If the proposed Reorganizations are consummated, any Target SMID Fund fees for Institutional Class shares that had been paid or reimbursed by Trillium pursuant to this Expense Cap that are eligible for recoupment by Trillium as adviser for the Target SMID Fund will become eligible for recoupment by Trillium as subadviser of the Acquiring SMID Fund for three years from the date the fees were reimbursed and/or expenses were paid. While recoupment of these fees and expenses by Trillium with respect to the Target SMID Fund requires PMP Board approval, approval of the JFT Board will not be required for any such recoupment by Trillium if the Target SMID Fund Reorganization with the Acquiring SMID Fund is approved. Because expenses for both the Target SMID Fund’s and Acquiring SMID Fund’s Institutional Class shares currently are higher than the contractual fee and expense waiver and reimbursement amounts, and are expected to continue to be higher following the closing of the Reorganizations, neither Trillium nor JOHCM USA expect that Trillium will be recouping amounts previously paid/reimbursed by Trillium at the closing of and immediately following the Reorganizations. As described in this section and the paragraph below, the contractual fee and expense waiver and reimbursement arrangement for the Acquiring SMID Fund’s Institutional Class shares is 0.01% lower than the arrangement for the Target SMID Fund’s Institutional Class shares. Therefore shareholders of the Target SMID Fund will still experience lower expenses through at least the contractual period of the expense waiver/reimbursement arrangement if the Reorganizations are approved.

42.  Comment: The Staff notes that the “Comparison of Fee Tables and Expense Examples” section of the Proxy Statement/Prospectus describes contractual fee and expense waivers in place for the Target SMID Fund and the Acquiring Funds and that certain expenses are excluded from those contractual fee and expense waivers. Please consider adding disclosure clarifying whether the excluded expenses will be borne by the Target SMID Fund and Acquiring Funds.

August 16, 2023

Response: In response to the Staff’s comment, the Trust will add disclosure clarifying that those excluded expenses will be borne by the Target SMID Fund and Acquiring Funds.

43.  Comment: With respect to the comparison of the Target Funds’ and the Acquiring Funds’ respective principal investment strategies and principal risks, please disclose whether there will be a material difference in how the Acquiring Funds will be managed compared to the Target Funds.

Response: The Trust notes that there are certain differences between the Target Funds’ and Acquiring Funds’ investment strategies that are disclosed in the Proxy Statement/Prospectus. The Trust also notes that existing disclosure already states that the principal investment strategies associated with investments in the Target Global Equity Fund and the Acquiring Global Equity Fund and the Target SMID Fund and the Acquiring SMID Fund, respectfully, are substantially similar in all material respects. In response to the Staff’s comment, the Trust will include additional disclosure stating that there will be no material differences in how the Target Funds and their corresponding Acquiring Funds will be managed.

44.  Comment: In the fee and expense tables, please confirm supplementally that the expenses presented for the 12-month period ended June 30, 2022 still accurately reflect the pro forma expenses of the Acquiring Funds and that the Acquiring Funds do not expect them to be materially different for the fiscal year ended June 30, 2023.

Response: The Trust notes that the Target Funds’ current assets and expenses are not, as of the date of the Proxy Statement/Prospectus, materially different from the Target Funds’ assets and expenses during the 12-month period ended June 30, 2022. The Trust also notes that contractual expense waivers for the Acquiring Funds will keep expenses for the Acquiring Funds at the same or lower levels than the Target Funds, through at least January 28, 2025. Accordingly, the Trust believes existing disclosure regarding the Funds’ expenses is accurate and no further revisions are required in response to this Comment.

45.  Comment: Please confirm that the expense examples for the Target SMID Fund are accurate, and, if not, please revise as necessary.

Response: In response to the Staff’s Comment, the Trust will revise the Target SMID Fund expense example as follows:

August 16, 2023

Trillium ESG Small/Mid Cap Fund

(Target Fund)

	1 Year		3 Years		5 Years		10 Years
Institutional Shares	$	~~103~~100	$	~~322~~339	$	~~558~~708	$	~~1,236~~1,602

46.  Comment: Please confirm that descriptions of investment strategies and risks in the Proxy Statement/Prospectus conform to any revisions made to the Acquiring Funds’ prospectus and statement of additional information filed under the Acquiring Funds’ registration statement on Form N-1A made in response to the Staff’s comments on that registration statement.

Response: The Trust confirms that descriptions of investment strategies and risks in the Proxy Statement/Prospectus have been revised to conform to changes made in the Acquiring Funds’ prospectus and statement of additional information made in response to the Staff’s comments on the Acquiring Funds’ registration statement filed under Form N-1A and filed pursuant to Rule 485(b) on August 14, 2023.

47.  Comment: Please consider reproducing the principal risks for Target Funds and their corresponding Acquired Funds side by side with an additional column describing the differences and how they might impact a shareholder’s decision.

Response: The Trust respectfully declines to make this change. The Trust notes supplementally that although the substantive risks are substantially similar, the Trust follows its existing templates for risk disclosure and describes them differently than do the Target Funds. Accordingly, the Trust does not believe a side-by-side comparison would be instructive or fruitful.

48.  Comment: Please consider adding a third column to the comparison of fundamental and non-fundamental investment policies charts, describing the impact of the differences, if any.

Response: The Trust notes that the lead-in paragraph to the comparison of fundamental and non-fundamental investment policies charts states that “[t]he Target Funds and the Acquiring Funds have substantially similar fundamental investment restrictions, such that the Reorganizations will not result in any material differences in the way the Target Funds have been managed and the way the Acquiring Funds will be managed after the Reorganizations occur.” The Trust does not feel that additional disclosure is required and respectfully declines to make the requested change.

49.  Comment: The Staff notes that in the “Effect of Abstention and Broker “Non-Votes”” section of the Proxy Statement/Prospectus, the Trust discloses that shares represented by proxies that reflect “broker non-votes” will be counted as shares that are present and entitled to vote on the matter for purposes of determining the presence of a quorum but would have the effect of a negative vote on a proposal. Please confirm that the disclosure regarding the treatment of “broker non-votes” is accurate.

August 16, 2023

Response: The Trust believes that the disclosure accurately reflects how broker non-votes are treated for voting purposes by stating that a broker non-vote, although counted as “present and entitled to vote” for quorum purposes, has the same effect as an abstention and is effectively treated as a vote against the proposal. The Trust also notes that existing disclosure states that because broker-dealers (in the absence of specific authorization from their customers) are not expected to have discretionary authority to vote shares owned beneficially by their customers on any proposal, there are unlikely to be any “broker non-votes” at the Meeting. For these reasons, the Trust does not believe additional disclosure is required in response to this Comment.

*        *        *         *        *

Please feel free to contact me at 617-235-4144 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Very truly yours,

/s/ Andrew Wilkins

Andrew Wilkins

cc:	Jonathan Weitz, President of the Trust
David Lebisky, Chief Compliance Officer of the Trust
Mary Lomasney, Secretary of the Trust
George B. Raine, Ropes & Gray LLP